SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cosan Limited
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

G25353107
(CUSIP Number)

Eduardo Soares Gávea Investimentos Ltda. Av Ataulfo de Paiva, 1100, 7˚ andar Rio de Janeiro, RJ, 22440-35, Brazil +55-21-3206-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25343107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GIF Venus, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,167,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,167,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,167,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IV

CUSIP No. G25343107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Gávea Investimentos Ltda. (f/k/a 3F Administração de Recursos Ltda.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,298,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,298,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,298,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G25343107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Arminio Fraga Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,298,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,298,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,298,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G25343107	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 8 amends the statement on Schedule 13D filed on November 13, 2008 (the "Original Schedule 13D") as amended and restated by Amendment No. 1 filed on January 18, 2011 ("Amendment No. 1"), Amendment No. 2 filed on April 7, 2011 ("Amendment No. 2"), Amendment No. 3 filed on July 14, 2011 ("Amendment No. 3"), Amendment No. 4 filed on January 23, 2013 ("Amendment No. 4"), Amendment No. 5 filed on April 11, 2013 ("Amendment No. 5") Amendment No. 6 filed on May 15, 2013 ("Amendment No. 6) and Amendment No. 7 filed on September 19, 2013 ("Amendment No. 7, and the Original Schedule 13D as amended and restated by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and hereby, the "Schedule 13D"), with respect to the Class A Common Stock, par value $.0.01 per share (the "Shares") of Cosan Limited, a Bermuda exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended by the addition of the following:
On November 13, 2013, each of GIF Venus Ltd. and Bradseg Fundo de Investimento Multimercado, each a Gávea Fund, filed a Form 144 indicating their respective intention to sell up to 1,710,000 Shares and 90,000 Shares, respectively.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages hereto for the aggregate number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons. Percentages of the Shares outstanding reported herein are calculated based upon the 174,355,341 Shares outstanding as of March 31, 2013 as disclosed in the Form 20-F filed by the Issuer on July 31, 2013.

(b) See rows (7) through (10) of the cover pages hereto for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Shares within the last sixty days effected by Gávea on behalf of the Gávea Funds, which were all in the open market, are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. G25343107	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 4, 2013

GIF Venus, Ltd. By: GÁvea Wealth Management Ltd., as Director

/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

GÁvea Investimentos Ltda.
/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO

CUSIP No. G25343107	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.

Gávea Investimentos Ltda. on behalf of the Gávea Funds

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
10/07/2013	(66,669)	15.57
10/08/2013	(72,197)	15.44
10/09/2013	(150,000)	15.44
10/11/2013	(56,606)	15.43
10/14/2013	(13,394)	15.59
11/14/2013	(6,240)	15.01
11/15/2013	(7,900)	15.01
11/18/2013	(34,100)	15.09
11/19/2013	(13,200)	15.01
11/29/2013	(16,200)	15.01
12/02/2013	(8,400)	14.81